Exhibit 3.19

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NCH MARKETING SERVICES, INC.

NCH Marketing Services, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), HEREBY CERTIFIES as follows:

1. The name of the corporation is NCH Marketing Services, Inc. The Corporation was originally incorporated under the laws of the State of Delaware under the name NuWorld Marketing Limited on November 13, 1995. A Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on January 19, 1996. A Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on February 29, 1996. A Certificate of Amendment of Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on November 25, 1997. A Certificate of Amendment of Certificate of Incorporation of the Corporation changing its name from “NuWorld Marketing Limited” to “NCH Marketing Services, Inc.” was filed with the Secretary of State of Delaware on December 21,2001.

2. At the time of this Amended and Restated Certificate of Incorporation, the holders of all of the Series A Preferred Stock of the Corporation issued and outstanding at such time had converted all such shares into shares of common stock of the Corporation.

3. This Amended and Restated Certificate of Incorporation was duly proposed by the Board of Directors of the Corporation. The written consent of the sole stockholder has been given for the adoption of this Amended and Restated Certificate of Incorporation pursuant to the applicable provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware,

4. The Board of Directors of the Corporation has approved a one for eleven thousand reverse stock split of all of the issued and outstanding shares of common stock having a par value of $.01 per share of the Corporation (the “Common Stock”).

5. The text of the Restated Certificate of Incorporation of the Corporation is hereby restated and amended to read in its entirety as follows, effective on the date of filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware:

FIRST

The name of the Corporation is NCH Marketing Services, Inc.

SECOND

The registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (hereinafter called the “General Corporation Law”).

FOURTH

Classes of Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is one thousand (1,000) shares, all of which shall be designated Common Stock, of par value $0.01 per share.

Reverse Stock Split. Upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State (the “Effective Time”), each share of Common Stock of the Corporation issued and outstanding as of the Effective Time shall automatically be deemed to be split and converted into one-eleven thousandth of one share fully paid and nonassessable Common Stock of the Corporation. No fractional shares of Common Stock of the Corporation shall be issued upon such conversion. Instead of any fractional share of Common Stock of the Corporation that would otherwise be issuable upon such conversion, the Corporation shall pay cash to the holder thereof equal to the product of such fraction multiplied by the fair market value of one share of Common Stock of the Corporation prior to such conversion, as determined by the Board of Directors in good faith exercising reasonable business judgment.

FIFTH

Unless and except to the extent the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot.

SIXTH

The Board of Directors is expressly authorized and empowered, in the manner provided in the Bylaws of the Corporation, to make, alter, amend and repeal the Bylaws of the Corporation in any respect not inconsistent with the laws of the State of Delaware or with this Amended and Restated Certificate of Incorporation.

SEVENTH

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon it, the Board of Directors may exercise all such powers and do all such acts as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the laws of the State of Delaware, this Amended and Restated Certificate of Incorporation and the Bylaws of the Corporation.

EIGHTH

No person who is or was a director of the Corporation shall be personally liable to the Corporation for monetary damages for breach of fiduciary duty as a director unless, and only to the extent that, such director is liable (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law or any amendment thereto or successor provision thereto, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to, repeal or adoption of any provision of the certificate of incorporation inconsistent with this article shall apply to or have any effect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal, or adoption of an inconsistent provision.

NINTH

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the General Corporation Law) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

TENTH

Each person who at any time is or was an officer or director of the Corporation, and is or was threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was an officer or director of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified against expenses (including attorneys’ fees), reasonably incurred by him or her in connection with any such action, suit or proceeding to the full extent permitted by the General Corporation Law including Section 145 of the General Corporation Law, as the same may be amended and supplemented from time to time. The foregoing right of indemnification shall in no way be deemed exclusive of any other rights of indemnification to which such officer or director may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed this 10 day of December, 2003.

/s/ Brian Husselbee
By:	Brian Husselbee
Title:	President and Chief Executive Officer

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